UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
 ___________________________
SCHEDULE 13D/A
(Amendment No. 3)
Under the Securities Exchange Act of 1934
 ___________________________

 MPLX LP
(Name of Issuer)
Common Units Representing Limited Partner Interests
(Title of Class of Securities)
55336V100
(CUSIP Number)
J. Michael Wilder
Vice President, General Counsel and Secretary
Marathon Petroleum Corporation
539 South Main Street
Findlay, Ohio 45840
(419) 422-2121
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
December 4, 2015
(Date of Event which Requires Filing of this Statement)
 ___________________________
If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.: 55336V100

1.	Name of Reporting Person: Marathon Petroleum Corporation
2.	Check the Appropriate Box if a Member of Group (See Instructions): (a) ☒ (b) ☐
3.	SEC Use Only:
4.	Source of Funds: OO
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):
6.	Citizenship or Place of Organization: Delaware
Number of Shares Beneficially Owned By Each Reporting Person With:	7.	Sole Voting Power: —
	8.	Shared Voting Power: 56,932,134(1)
	9.	Sole Dispositive Power: —
	10.	Shared Dispositive Power: 56,932,134(1)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 56,932,134(1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares:
13.	Percent of Class Represented By Amount In Row (11): 19.2%(2)
14.	Type of Reporting Person: CO

1.
MPLX Logistics Holdings LLC (“MPLX Logistics Holdings”) beneficially owns 56,932,134 common units representing limited partner interests (“MPLX Common Units”) in the Issuer. MPC Investment LLC (“MPC Investment”) owns all of the membership interests in MPLX Logistics Holdings and Marathon Petroleum Corporation (“MPC”) owns all of the membership interests in MPC Investment. Accordingly, MPC and MPC Investment both may be deemed to indirectly beneficially own the MPLX Common Units directly held by MPLX Logistics Holdings.

2.	Based upon 296,687,176 MPLX Common Units issued and outstanding as of December 4, 2015, as reported by the Issuer to the Reporting Persons.

CUSIP No.: 55336V100

1.	Name of Reporting Person: MPC Investment LLC
2.	Check the Appropriate Box if a Member of Group (See Instructions): (a) ☒ (b) ☐
3.	SEC Use Only:
4.	Source of Funds: OO
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):
6.	Citizenship or Place of Organization: Delaware
Number of Shares Beneficially Owned By Each Reporting Person With:	7.	Sole Voting Power: —
	8.	Shared Voting Power: 56,932,134(1)
	9.	Sole Dispositive Power: —
	10.	Shared Dispositive Power: 56,932,134(1)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 56,932,134(1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares:
13.	Percent of Class Represented By Amount In Row (11): 19.2%(2)
14.	Type of Reporting Person: OO

1.
MPLX Logistics Holdings LLC (“MPLX Logistics Holdings”) beneficially owns 56,932,134 common units representing limited partner interests (“MPLX Common Units”) in the Issuer. MPC Investment LLC (“MPC Investment”) owns all of the membership interests in MPLX Logistics Holdings and Marathon Petroleum Corporation (“MPC”) owns all of the membership interests in MPC Investment. Accordingly, MPC and MPC Investment both may be deemed to indirectly beneficially own the MPLX Common Units directly held by MPLX Logistics Holdings.

2.	Based upon 296,687,176 MPLX Common Units issued and outstanding as of December 4, 2015, as reported by the Issuer to the Reporting Persons.

CUSIP No.: 55336V100

1.	Name of Reporting Person: MPLX Logistics Holdings LLC
2.	Check the Appropriate Box if a Member of Group (See Instructions): (a) ☒ (b) ☐
3.	SEC Use Only:
4.	Source of Funds: OO
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):
6.	Citizenship or Place of Organization: Delaware
Number of Shares Beneficially Owned By Each Reporting Person With:	7.	Sole Voting Power: —
	8.	Shared Voting Power: 56,932,134(1)
	9.	Sole Dispositive Power: —
	10.	Shared Dispositive Power: 56,932,134(1)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 56,932,134(1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares:
13.	Percent of Class Represented By Amount In Row (11): 19.2%(2)
14.	Type of Reporting Person: OO

1.
MPLX Logistics Holdings LLC (“MPLX Logistics Holdings”) beneficially owns 56,932,134 common units representing limited partner interests (“MPLX Common Units”) in the Issuer. MPC Investment LLC (“MPC Investment”) owns all of the membership interests in MPLX Logistics Holdings and Marathon Petroleum Corporation (“MPC”) owns all of the membership interests in MPC Investment. Accordingly, MPC and MPC Investment both may be deemed to indirectly beneficially own the MPLX Common Units directly held by MPLX Logistics Holdings.

2.	Based upon 296,687,176 MPLX Common Units issued and outstanding as of December 4, 2015, as reported by the Issuer to the Reporting Persons.

Explanatory Note: This Amendment No. 3 (this “Amendment”) amends and supplements the statement on Schedule 13D concerning the common units representing limited partner interests (“MPLX Common Units”) in MPLX LP (the “Issuer”) filed by Marathon Petroleum Corporation (“MPC”), MPC Investment LLC (“MPC Investment”) and MPLX Logistics Holdings LLC (“MPLX Logistics Holdings”) on December 3, 2014 and as amended on December 12, 2014 and August 19, 2015 (the “Schedule 13D”). The Schedule 13D is not modified except as specifically provided herein. Any terms capitalized but not defined herein shall have the same meaning as defined in the Schedule 13D.

Item 1.	Security and Issuer
No changes to this Item.

Item 2.	Identity and Background
Item 2 of the Schedule 13D is hereby supplemented as follows:
The information required by subparagraphs (a), (b), (c) and (f) of this Item with respect to the directors and executive officers of the Reporting Persons is set forth on Schedule I attached hereto and is incorporated herein by reference.

Item 3.	Source and Amount of Funds or Other Consideration
No changes to this Item.

Item 4.	Purpose of Transaction
On December 4, 2015, the Issuer completed the acquisition of MarkWest Energy Partners, L.P., a Delaware limited partnership (“MarkWest”), pursuant to the terms of the Agreement and Plan of Merger, dated as of July 11, 2015 (the “Original Merger Agreement”), as amended on November 10, 2015 (“Amendment No. 1”) and November 16, 2015 (“Amendment No. 2”; and the Original Merger Agreement as amended by Amendment No. 1 and Amendment No. 2, the “Merger Agreement”), by and among the Issuer, MarkWest, MPLX GP LLC, a Delaware limited liability company and the general partner of the Issuer (“MPLX GP”), Sapphire Holdco LLC, a Delaware limited liability company and wholly owned subsidiary of the Issuer (“Merger Sub”), and, for certain limited purposes set forth in the Merger Agreement, MPC, a Delaware corporation and the parent of MPLX GP. Under the terms of the Merger Agreement, Merger Sub merged with and into MarkWest (the “Merger”), with MarkWest surviving the Merger as a wholly owned subsidiary of the Issuer.

At the effective time of the Merger on December 4, 2015 (the “Effective Time”), each outstanding common unit of MarkWest (the “MWE Common Units”) was converted into the right to receive (i) 1.09 MPLX Common Units (such consideration, the “Common Unit Merger Consideration”) and (ii) $6.20 in cash per MWE Common Unit (the “Cash Consideration” and, together with the Common Unit Merger Consideration, the “Common Merger Consideration”).

As a result of the Merger, each phantom unit representing MWE Common Units granted under MarkWest’s equity plans outstanding immediately prior to the Effective Time fully vested and was converted into the right to receive the Common Merger Consideration.

At the Effective Time, each Class B unit of MarkWest (the “MWE Class B Units”) outstanding immediately prior to the Effective Time was converted into the right to receive one Class B unit of the Issuer (the “MPLX Class B Units”) having substantially similar rights, including with respect to conversion and registration rights and obligations that the MWE Class B Units had immediately prior to the Effective Time. On July 1, 2016 and July 1, 2017 (unless earlier converted upon certain fundamental changes regarding MPLX), each MPLX Class B Unit will automatically convert into 1.09 MPLX Common Units and the right to receive the Cash Consideration.

At the Effective Time, the Class A units of MarkWest (the “MWE Class A Units”) outstanding immediately prior to the Effective Time were converted into a specified number of Class A units of the Issuer (the “MPLX Class A Units”) having substantially similar rights and obligations that the MWE Class A Units had immediately prior to the Effective Time.

In connection with the Merger, MPLX GP purchased 5,160,950 general partner units of the Issuer for approximately $168 million in cash to maintain its 2% general partner interest in the Issuer. Proceeds from the sale of the general partner units will be used for general partnership purposes. The general partner units were issued in reliance on an exemption from registration under Section 4(a)(2) of the Securities Act of 1933.

In connection with the Merger, the Issuer issued 28,554,313 MPLX Class A Units and 7,981,756 MPLX Class B Units in reliance upon an exemption from registration requirements under Section 4(a)(2) of the Securities Act of 1933.

Effective December 4, 2015, pursuant to the terms of the Merger Agreement, MPC Investment, the sole member of MPLX GP, increased the size of the board of directors of MPLX GP from ten members to twelve members and elected Frank M. Semple and Michael L. Beatty as directors.

The foregoing description of the Merger Agreement and the Merger does not purport to be complete and is qualified in its entirety by reference to the Original Merger Agreement, a copy of which is attached as Exhibit 99.1, Amendment No. 1, a copy of which is attached as Exhibit 99.2 and Amendment No. 2, a copy of which is attached as Exhibit 99.3, each of which is incorporated herein by reference.

On December 4, 2015, MPLX GP executed Amendment No. 1 (the “Partnership Amendment”) to the First Amended and Restated Agreement of Limited Partnership of MPLX LP (the “Partnership Agreement”).

The Partnership Amendment amends the Partnership Agreement to provide for the issuance of new classes of limited partner interests designated as MPLX Class A Units and MPLX Class B Units and to provide for other amendments necessary to accommodate the creation of MPLX Class A Units and MPLX Class B Units and the Merger.

The foregoing description of the Partnership Amendment does not purport to be complete and is subject to, and qualified in its entirety by, the full text of the Partnership Amendment, which is attached hereto as Exhibit 99.4 and is incorporated herein by reference.

Item 5.	Interest in Securities of the Issuer
Item 5 of the Schedule 13D is hereby amended and supplemented as follows:
(a) As of December 4, 2015, MPLX Logistics Holdings beneficially owned 56,932,134 MPLX Common Units. After giving effect to the MPLX Common Units issued in connection with the Merger, MPLX Logistics Holdings beneficially owned approximately 19.2% of the MPLX Common Units, based upon 296,687,176 MPLX Common Units issued and outstanding as of December 4, 2015, as reported by the Issuer to the Reporting Persons. MPC Investment owns all of the membership interests in MPLX Logistics Holdings and MPC owns all of the membership interests in MPC Investment. Accordingly, MPC and MPC Investment both may be deemed to indirectly beneficially own the MPLX Common Units directly held by MPLX Logistics Holdings. The members of the board of directors of MPC are listed on Schedule I to this Amendment. No individual member of the board of directors of MPC is deemed to hold any beneficial ownership in the MPLX Common Units held by MPLX Logistics Holdings.
(b) The information provided in Item 5(a) of this Amendment and in Items 7 through 11 of the cover pages is incorporated herein by reference.
(c) Except as set forth herein, MPLX Logistics Holdings has not effected any transactions in the MPLX Common Units within the past 60 days. None of MPC, MPC Investment nor any person listed on Schedule I has effected any transactions in the MPLX Common Units within the past 60 days except as set forth in Schedule I.

(d) None of MPC, MPC Investment nor MPLX Logistics Holdings has any knowledge of any other person having the right to receive or the power to direct the receipt of distributions from, or the proceeds from the sale of, the MPLX Common Units held in the name of MPLX Logistics Holdings and reported herein.
(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
No changes to this Item.

Item 7.	Material to be Filed as Exhibits.
The following documents are filed as exhibits.

Exhibit No.	Description

99.1
Agreement and Plan of Merger by and among MPLX LP, MPLX GP LLC, Marathon Petroleum Corporation, Sapphire Holdco LLC and MarkWest Energy Partners, L.P., dated as of July 11, 2015 (Incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K of MPLX LP, filed on July 13, 2015)

99.2
Amendment to Agreement and Plan of Merger, dated as of November 10, 2015, by and among MarkWest Energy Partners, L.P., MPLX LP, MPLX GP LLC, Marathon Petroleum Corporation and Sapphire Holdco LLC (Incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K of MPLX LP, filed on November 12, 2015)

99.3
Amendment Number 2 to Agreement and Plan of Merger, dated as of November 16, 2015, by and among MarkWest Energy Partners, L.P., MPLX LP, MPLX GP LLC, Marathon Petroleum Corporation and Sapphire Holdco LLC (Incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K of MPLX LP, filed on November 17, 2015)

99.4	Amendment No. 1 to the First Amended and Restated Agreement of Limited Partnership of MPLX LP (filed herewith)

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 7, 2015		Marathon Petroleum Corporation

	By:	/s/ J. Michael Wilder
J. Michael Wilder
Vice President, General Counsel and Secretary

MPC Investment LLC

	By:	/s/ J. Michael Wilder
J. Michael Wilder
Vice President, General Counsel and Secretary

MPLX Logistics Holdings LLC

	By:	/s/ Molly R. Benson
Molly R. Benson Assistant Secretary

Schedule I
Information regarding each director and executive officer of Marathon Petroleum Corporation is set forth below.

Marathon Petroleum Corporation
Name, Title	Principal Occupation	Citizenship	Transactions in Last 60 Days
Directors

Evan Bayh	Senior Advisor, Apollo Global Management Partner, McGuireWoods LLP	U.S.	11.674[1]

Charles E. Bunch	Executive Chairman of the Board PPG Industries	U.S.	1.272[1]

David A. Daberko	Retired Chairman of the Board National City Corporation	U.S.	67.22[1]

Steven A. Davis	Former Chief Executive Officer Bob Evans Farms, Inc.	U.S.	8.604[1]

William L. Davis	Retired Chairman, President and Chief Executive Officer R.R. Donnelley & Sons Company	U.S.	11.674[1]

Gary R. Heminger	President and Chief Executive Officer Marathon Petroleum Corporation	U.S.	—

Donna A. James	Managing Director Lardon & Associates, LLC	U.S.	11.672[1]

James E. Rohr	Retired Chairman and Chief Executive Officer The PNC Financial Services Group, Inc.	U.S.	8.605[1]

Frank M. Semple	Vice Chairman MPLX GP LLC	U.S.	711,294[2]

John W. Snow	Chairman of the Board Cerberus Capital Management, L.P.	U.S.	11.673[1]

John P. Surma	Retired Chairman and Chief Executive Officer United States Steel Corporation	U.S.	67.219[1]

Thomas J. Usher	Non-Executive Chairman of the Board Marathon Petroleum Corporation	U.S.	11.674[1]

Executive Officers

Gary R. Heminger	President and Chief Executive Officer	U.S.	—

Pamela K. M. Beall	Senior Vice President, Corporate Planning, Government & Public Affairs	U.S.	—

Richard D. Bedell	Senior Vice President, Refining	U.S.	—

Timothy T. Griffith	Senior Vice President and Chief Financial Officer	U.S.	—

Thomas Kaczynski	Vice President, Finance and Treasurer	U.S.	—

Thomas M. Kelley	Senior Vice President, Marketing	U.S.	—

Anthony R. Kenney	President, Speedway LLC	U.S.	—

Rodney P. Nichols	Senior Vice President, Human Resources and Administrative Services	U.S.	—

Randy S. Nickerson	Executive Vice President, Corporate Strategy	U.S.	209,250[2]

C. Michael Palmer	Senior Vice President, Supply, Distribution and Planning	U.S.	—

John J. Quaid	Vice President and Controller	U.S.	—

George P. Shaffner	Senior Vice President, Health, Environment, Safety and Security	U.S.	—

John S. Swearingen	Senior Vice President, Transportation and Logistics	U.S.	—

Donald C. Templin	Executive Vice President, Supply, Transportation and Marketing	U.S.	—

J. Michael Wilder	Vice President, General Counsel and Secretary	U.S.	—

(1)	Phantom units granted pursuant to the MPLX LP 2012 Incentive Compensation Plan and credited within a deferred account.

(2)	MPLX Common Units received as Common Unit Merger Consideration in connection with the Merger.